19010856

Securities and Exchange Commission
Trading and Markets

JUL 08 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMONWEALTH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 14TH STREET NE, SUITE 3240
(No. and Street)

ATLANTA (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORBERT SIMMONS (404) 942-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANTHONY BRUNSON P.A.
(Name – *if individual, state last, first, middle name*)

3350 SW 148th Avenue Suite 110 (Address) Miramar (City) FL (State) 33027 (Zip Code)

CHECK ONE:

RMS

OATH OR AFFIRMATION

I, NORBERT ALONZO SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMONWEALTH SECURITIES CORPORATION, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Norbert Simmons
Signature

PRESIDENT
Title

ANDREINA VILORIO
Commission # GG 281682
Expires December 4, 2022
Bonded Thru Budget Notary Services

A. Vilorio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COMMONWEALTH SECURITIES CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS

ANTHONY BRUNSON P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Commonwealth Securities Corporation

We have audited the accompanying statement of financial condition of First Commonwealth Securities Corporation as of December 31, 2018, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of First Commonwealth Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I through III have been subjected to audit procedures performed in conjunction with the audit of First Commonwealth Securities Corporation's financial statements. The supplemental information is the responsibility of First Commonwealth Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anthony Brunson P.A.

Miami, FL
June 10, 2019

Miramar Office
3350 SW 148th Avenue | Suite 110
Miramar, Florida 33027
(954) 874-1721

AB
CLIENT FOCUSED: SOLUTION DRIVEN
info@abcpasolutions.com

Miami Office
801 Brickell Avenue | Suite 900
Miami, Florida 33131
(305) 789-6673

FIRST COMMONWEALTH SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 11,698
Receivable from shareholder	69,847
Prepaid expense	162
Securities owned:	
Stock, at market value	24,471
Equipment, at cost, less accumulated depreciation of $854	-
Total Assets	$ 106,178
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 9,163
Total liabilities	9,163
Shareholders' Equity:	
Common stock, no par value, 1000 shares authorized, 160 issued and outstanding	46,850
Additional paid in capital	207,722
Retained earnings (deficit)	(157,557)
Total shareholders' equity	97,015
Total Liabilities and Shareholders' Equity	$ 106,178

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Unrealized investment gains	$ 1,422
Total revenue	1,422
Expenses:	
Registration fees	5,180
Occupancy costs	6,000
Other operating expenses	3,550
Total expenses	14,730
Net income (loss) before taxes	(13,308)
Income taxes	-
Net income (loss)	$ (13,308)

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total
Balance at beginning of the year	$ 46,850	$ 201,722	$ (144,249)	$ 110,348
Capital contributions	-	6,000	-	6,000
Net income (loss)	-	-	(13,308)	(13,308)
Balance at end of the year	$ 46,850	$ 207,722	$ (157,775)	$ 97,015

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net income (loss)	$ (13,308)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Prepaid expense	-
Unrealized loss (gain)	(1,422)
Dividend on marketable securities	-
Increase in accounts payable, accrued expenses, and other liabilities	3,000
Net cash used by operating activities	(11,730)
Cash flows from investing activities:	
None	
Cash flows from financing activities:	
Capital contributions	6,000
Net decrease in cash	(5,730)
Cash at beginning of the year	17,428
Cash at end of the year	$ 11,698
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

Note 1- Significant Accounting Policies

Organization

First Commonwealth Securities Corporation ("Company") was organized as a Louisiana corporation on August 6, 1987, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management had evaluated subsequent events through June 10th, 2019 the date which the financial statements were available to be issued.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Note 2- Income Taxes

Net income for the year ended December 31, 2018, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

Net loss before taxes per financial statements	$ (13,308)
Add:	
Nondeductible expenses	-
Less:	
Non-taxable income	(1,422)
Total federal taxable loss per tax return	$ (11,886)

The Company has loss carry forwards of $231,787 that may be offset against future taxable income. The net operating loss carry forwards are not subject to expiration. However, loss carry forwards occurring after December 31, 2017 are subject to limits of taxable income.

Year ending December 31,	
2017	$ 219,901
2018	11,886
	$ 231,787

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2018.

Note 3- Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $27,006 at December 31, 2018, which exceeded required net capital of $5,000 by $22,006. The ratio of aggregate indebtedness to net capital at December 31, 2017, was 33.93%.

Note 4- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Note 5- Related Party Transactions

The Company shares occupancy and office expenses with its sole shareholder. The Company's share of occupancy and office expenses paid for 2018 was $6,000. The Company's shareholder also paid for many of the Company's expenses out of his personal accounts. These payments were considered capital contributions to the Company. The total of the payments made by the officer during the year ended December 31, 2018 was $6,000.

Note 6- Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $13,308 for the year ended December 31, 2018. In each of the three prior years, the Company experienced net losses. These losses have reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholder has been providing working capital funds and management has reduced expenses as much as possible.

Management also has current plans to bring in revenue in the next year and the shareholder has agreed to contribute enough capital to keep the company going.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the ability of the shareholder to contribute capital. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

FIRST COMMONWEALTH SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2018

FIRST COMMONWEALTH SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
SCHEDULE I
DECEMBER 31, 2018

Aggregate Indebtedness:	
Accounts payable, accrued expenses, and other liabilities	$ 9,163
Total Aggregate Indebtedness	$ 9,163
Net Capital:	
Common stock	$ 46,850
Additional paid in capital	207,722
Retained earnings (deficit)	(157,775)
	97,015
Adjustments to Net Capital:	
Receivable from shareholder	(69,847)
Prepaid expenses	(162)
Haircuts	-
Net capital, as defined	27,006
Minimum Net Capital Requirement	5,000
Net Capital in Excess of Requirement	$ 22,006
Ratio of Aggregate Indebtedness to Net Capital	33.93%

FIRST COMMONWEALTH SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
TO AMOUNTS IN FOCUS REPORT FORMS (X-17A-5)
SCHEDULE II
DECEMBER 31, 2018

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/18	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/18
Computation of Net Capital			
Total ownership equity from statement of financial condition	$ 97,015	$ -	$ 97,015
Deductions and/or charges:			
Total non-allowable assets from statement of financial condition	69,847	162	70,009
Haircuts on securities	-	-	-
Total deductions	69,847	162	70,009
Net capital	$ 27,168	$ 162	$ 27,006

FIRST COMMONWEALTH SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SCHEDULE III
DECEMBER 31, 2017

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3 -3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

FIRST COMMONWEALTH SECURITIES CORPORATION

SUPPLEMENTARY REPORTS

DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Commonwealth Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Attestation, in which (1) First Commonwealth Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Commonwealth Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions') and (2) First Commonwealth Securities Corporation stated that First Commonwealth Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Commonwealth Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Commonwealth Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miami, FL
June 10, 2019

Miramar Office
3350 SW 148th Avenue | Suite 110
Miramar, Florida 33027
(954) 874-1721

AB
CLIENT FOCUSED: SOLUTION DRIVEN
info@abcpasolutions.com

Miami Office
801 Brickell Avenue | Suite 900
Miami, Florida 33131
(305) 789-6673

Miami, FL
June 10, 2019

FIRST COMMONWEALTH SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SCHEDULE III
DECEMBER 31, 2017

EXEMPTION ATTESTATION

On behalf of First Commonwealth Securities Corporation, I, Norbert Simmons as President and Chief Executive Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2018.

- First Commonwealth Securities Corporation claims an exemption from SEC Rule 15c3-3 under the k(2)(i)provision.
- First Commonwealth Securities Corporation did not hold any customer funds or securities at any time during the year.
- First Commonwealth Securities Corporation met the identified exemption provisions throughout the reporting period of January 1, 2018 through December 31, 2018 without exception.

Norbert Simmons	June 10, 2019
Norbert Simmons President and Chief Executive Officer First Commonwealth Securities Corporation	Date